KANE KESSLER, P.C.
600 THIRD AVENUE, 35th FL
NEW YORK, NEW YORK 10016-1901
TEL 212.541.6222
FAX 212.245.3009
WWW.KANEKESSLER.COM

DIRECT CONTACT
212-519-5103

EMAIL ADDRESS
rlawrence@kanekessler.com

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.
Draft Registration Statement on Form S-1 Submitted May 10, 2021
CIK No. 0001860543

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2021 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1. We are concurrently submitting this letter via EDGAR today and the draft submission no. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 10, 2021.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement confidentially submitted on May 7, 2021), all page references herein correspond to the marked pages of the Registration Statement.

Securities and Exchange Commission
June 15, 2021

Draft Registration Statement of Form S-1

Prospectus Summary

Business Overview, page 1

1.	We note your disclosure here and throughout your prospectus stating that you have established leading market positions. Please revise to provide the basis for this claim. Additionally, please revise to substantiate your claim that your free-cash-flow conversion rate is among the highest in the industry.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 54 of the Registration Statement.

Risks Related to Our Business, page 5

2.	We note your disclosure on page 45 that as of March 31, 2021 you had outstanding debt of $211.9 million. Please add related disclosure under an appropriate heading in the Risk Factors section and a bullet point highlighting the risks related such debt. Additionally, please add a bullet point highlighting the risks related to concentration of ownership of your common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 18 of the Registration Statement.

Risk Factors

Risks Related to Our Business

We may lose money or generate less than expected profits on our fixed-price contracts , page 15

3.	Please place your disclosure in appropriate context by quantifying the extent to which your business relies on fixed-price contracts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Registration Statement.

Securities and Exchange Commission
June 15, 2021

Risks Related to this Offering and Ownership of our Common Stock

We expect to adopt amended and restated bylaws which provides that the Court of Chancery of the State of Delaware will be..., page 23

4.	We note your disclosure here that the choice of forum provision in your amended and restated bylaws to be effective upon the completion of the offering will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We further note your disclosure on page 80 of your prospectus stating (i) that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act and (ii) that nothing in your amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court. Please revise your disclosure here and on page 80 to clarify whether your exclusive forum provision(s) will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 83 of the Registration Statement.

Industry and Market Data, page 26

5.	You state that you have not verified any third-party information and that investors are cautioned not to give undue weight to estimates set forth in the registration statement. These statements may imply an inappropriate disclaimer of liability. Please revise your disclosure to remove any implication that investors are not entitled to rely on the information in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Registration Statement.

Use of Proceeds, page 27

6.	We note that you intend to use a portion of the net proceeds of this offering to reduce outstanding indebtedness. Please expand your disclosure to provide the interest rate and maturity of such indebtedness. Additionally, if the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Registration Statement.

Capitalization, page 29

7.	Please revise to remove cash from your total Capitalization amount as cash is not a component of Capitalization.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Registration Statement to insert a double line underneath the amount of “Cash and cash equivalents” shown on the Capitalization table to denote that such amount is separate from and not included in the total amount of Capitalization.

Securities and Exchange Commission
June 15, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Three Months Ended March 31, 2021 to Three Months Ended March 31, 2020 Net Sales, page 40

8.	Please revise to explain the specific reasons for each of the contributing factors you describe related to the significant change in product segment net sales for the three months ended March 31, 2021 compared to the prior period. Refer to the requirements of Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Registration Statement.

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019 Selling, General and Administrative, page 41

9.	Please revise the last sentence to clarify that there was no goodwill impairment in 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Registration Statement.

Liquidity and Capital Resources

Debt, page 45

10.	For each of your Term Loan and Revolving Credit Facility, please revise to disclose the specific material financial covenants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47-48 of the Registration Statement.

Business Competition, page 57

11.	Please expand your disclosure to identify specific competitors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Registration Statement.

Government Regulation, page 58

12.	Please expand your disclosure to identify and describe the regulations applicable to your industry and operations, as referenced in the risk factor on page 10.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 60-61 of the Registration Statement.

Securities and Exchange Commission
June 15, 2021

13.	We note your cross reference to Note 13 to your audited financial statements and Note 6 to your interim financial statements for a discussion of legal proceedings. Please revise to provide here disclosure required by Item 103 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61-62 of the Registration Statement.

Intellectual Property and Trademarks, page 58

14.	Please revise to disclose the number of patents you own, disaggregated by type of patent or patent family, scope of patent protection, related expiry dates and the foreign jurisdictions where you hold issued patents or pending patent applications. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Registration Statement.

Executive and Director Compensation

Narrative Disclosure to Summary Compensation Table

Employment Arrangements with our Named Executive Officers, page 64

15.	We note that you plan to enter into employment agreements with each of your named executive officers prior to the completion of this offering. Please expand your disclosure to describe the material terms of such employment agreements and file the agreements, or a form of the agreements, as exhibits to the registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is in the process of drafting and negotiating the terms of the employment agreements that the Company expects to enter into with each of its named executive officers. The Company will expand the disclosure contained in subsequent amendments to the Registration Statement to describe the material terms of these employment agreements as well as file such agreements as exhibits in such subsequent amendments to the Registration Statement.

Certain Relationships and Related Party Transactions, page 72

16.	We note your disclosure concerning transactions in which you paid fees to a company controlled by your Chief Executive Officer Mr. Kanders in amounts of $1 million and $450,000, respectively. Please revise to describe the specific services performed in exchange for such fees, whether Mr. Kanders was involved in negotiating such fees on behalf of the Company and/or Kanders & Company and the rationale for employing Kanders & Company in connection with the referenced transactions.

Securities and Exchange Commission
June 15, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement.

17.	We note your disclosure in Note 16 to your audited financial statements indicating the Company leases five distribution warehouses and retail stores from an employee. Please provide disclosure required by Item 404 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the employee disclosed in Note 16 as leasing to the Company five distribution warehouses and retail stores is not a related party as defined in Item 404 of Regulation S-K, as neither he nor any of his immediate family members are a 5% owner, executive officer and/or member of the Company’s board of directors (or nominee therefor), and as such no additional disclosure is required by Item 404 of Regulation S-K.

Principal Stockholders, page 75

18.	We note your disclosure that Mr. Kanders beneficially owns 93.26% of your outstanding common stock. Please tell us whether you plan to rely on New York Stock Exchange listing standards for a “controlled company,” and if so, please revise your cover page accordingly and provide related disclosure in the Risk Factors section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not intend to rely on the New York Stock Exchange corporate governance exemptions for a “controlled company”. However, the Company has added disclosure with respect to its status as a “controlled company” on the cover page to the prospectus, as well as on the cover page and pages 8, 20 and 66 of the Registration Statement.

Financial Statements

Note 1. Significant Accounting Policies Revenue Recognition, page F-10

19.	Please revise to address revenue recognition related to sales to distributors including accounting for any variable consideration under ASC 606-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that our current revenue recognition disclosure is applicable to sales to both end-users and distributors/retailers. We are adhering to the ASC 606 guidance, the timing of revenue recognition is the same for distributors, end-users and retailers (Step 5 of the ASC 606 guidance). Furthermore, we do not have any variable consideration arrangements with our customers (including distributors), and therefore we have elected to omit disclosure of variable consideration from our significant accounting policies.

Securities and Exchange Commission
June 15, 2021

Note 18. Segment Data, page F-31

20.	Please explain to us why operating expenses are not provided to the CODM and why the only measure of segment performance is gross profit. We reference the requirements of ASC 280-10-50-22.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that during the CODM’s regular review of Company results, the CODM focuses on the gross margin performance of the Products and Distribution segments. In addition, the CODM receives sales disaggregated by channel and reviews assumptions on price, market growth rate, mix and other macro factors that would impact the business. Disaggregation of net sales by channel and geography is disclosed in Note 2 “Revenue Recognition” of our financial statements. Operating expenses are not regularly provided to the CODM because they are not considered a useful measure by the CODM to make strategic decisions about resources to be allocated.

In accordance with FASB ASC 280-10-50-22, the disclosure of operating expenses for reportable segments would be required if the CODM made decisions on operating expenses and regularly reviews operating expense information by operating segment. As noted, the CODM focuses on gross margin performance of the segments during his reviews. As such, gross profit is the only measure of segment performance disclosed.

21.	We note the discussion on pages 53 and 54 of your diversified product portfolio of critical safety and survivability equipment to protect first responders. Please explain to us your consideration of the disclosures about products in ASC 280-10-50-40.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that this disclosure is impractical due to an inability to allocate sales adjustments and sales credits across product groups as a result of customers buying multiple product lines and limitations of the invoicing process. Furthermore, products from each product grouping are integrated into other product lines as a component of a finished good or as an individual finished good sold to our customers. Our information technology systems do not allow traceability for these transactions back to the correct product group, as the business units arranged in our information technology systems only loosely represent the product categories as described on pages 55-56.

General

22.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Securities and Exchange Commission
June 15, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Sincerely,

Very truly yours,

Kane Kessler, P.C.

By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:

Warren B. Kanders, Cadre Holdings, Inc.

Robert E. Buckholz, Sullivan & Cromwell LLP

Ekaterina Roze, Sullivan & Cromwell LLP